EXHIBIT 99.1

May 27, 2016

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A and CEF.U) has today released selected comparative financial information relating to net assets and results of operations for the six months ended April 30, 2016.

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	April 30,	October 31,
	2016	2015
	$	$
Net assets:
Gold bullion at market	2,150,435,216	1,935,876,980
Silver bullion at market	1,350,625,461	1,202,948,931
Cash and cash equivalents	49,332,277	7,437,644
Other receivables and prepayments	442,676	310,149
Total assets:	3,550,835,630	3,146,573,704

Liabilities:
Dividends payable	-	2,544,327
Accrued liabilities	2,547,564	2,033,419
Total liabilities	2,547,564	4,577,746

Equity:
Share Capital
Class A shares	2,419,770,678	2,419,770,678
Common shares	19,458	19,458
Retained earnings inclusive of unrealized appreciation of holdings	1,128,497,930	722,205,822
Total equity	3,548,288,066	3,141,995,958
Total liabilities and equity	3,550,835,630	3,146,573,704

Total equity per share:
Class A shares	13.94	12.35
Common shares	10.94	9.35

Exchange rate: U.S. $1.00 = Cdn.	1.2549	1.3083

Total equity per share expressed in Canadian dollars:
Class A shares	17.50	16.15
Common shares	13.73	12.23

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Total equity (referred to as “net assets”) increased by $580.3 million or 19.6% during the three months ended April 30, 2016 primarily as a result of a 15.6% increase in the price of gold per fine ounce and a 26.8% increase in the price of silver per ounce during the period.

Total equity increased by $406.3 million or 12.9% during the six months ended April 30, 2016 primarily as a result of a 12.5% increase in the price of gold per fine ounce and a 14.2% increase in the price of silver per ounce during the period.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

	Three months ended April 30,		Six months ended April 30,
	2016	2015	2016	2015
	$	$	$	$
Income:
Interest	113	10,002	2,593	22,374
Total income	113	10,002	2,593	22,374
Expenses:
Administration fees	1,555,834	1,539,695	2,936,387	3,086,045
Safekeeping fees and bank charges	922,731	910,887	1,741,241	1,852,306
Legal fees	79,354	18,104	137,662	36,299
Directors’ fees and expenses	62,682	51,186	124,793	102,706
Shareholder Information	62,047	83,838	103,768	130,729
Stock exchange fees	35,127	35,492	70,577	70,282
Audit and related regulatory fees	27,624	31,936	55,322	61,494
Registrar and transfer agent fees	22,874	22,220	36,082	37,529
Class A Shareholders’ Proceedings	118,194	-	631,871	-
Foreign exchange loss (gain)	-	-	(6,470)	-
Total expenses	2,886,467	2,693,358	5,831,233	5,377,390
Net income (loss) from administrative activities	(2,886,354)	(2,683,356)	(5,828,640)	(5,355,016)
Realized gain on sale of bullion	15,758,511	-	15,758,511	-
Change in unrealized appreciation of holdings	567,453,812	(166,346,577)	396,362,237	51,728,218
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	580,325,969	(169,029,933)	406,292,108	46,373,202

Net income, inclusive of the change in unrealized appreciation of holdings, for the three months ended April 30, 2016 was $580.3 million compared to a net loss of $169.0 million for the comparable period in 2015. Net income, inclusive of the change in unrealized appreciation of holdings, for the six months ended April 30, 2016 was $406.3 million compared to $46.4 million for the comparable period in 2015. Normally, the net income (loss) for the three and six-month periods ended April 30, 2016 would be a result of the change in prices of gold and silver bullion during the respective periods. However, on April 25, 2016, the Company sold 22,000 fine ounces of gold bullion (1.30% of holdings) at $1,248.30 per ounce and 1,320,000 ounces of silver bullion (1.72% of holdings) at $16.9875 per ounce for total proceeds of $49,886,100. Gold and silver was sold in proportion to maintain current weighting. Though the Company realized a gain of $15,758,511 on these sales it does not anticipate there will be any income tax payable.

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, increased by $16,139 and decreased by $149,658 during the three and six-month periods ended April 30, 2016 as compared to the same periods in 2015. The changes in administration fees were directly due to changes in the levels of average net assets under administration during these periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended April 30, 2016 was 0.09% compared to 0.08% for the comparable three-month period in 2015. For the six-month period ended April 30, 2016, the expense ratio was 0.19% compared to 0.16% for the comparable six-month period in 2015. For the twelve-month period ended April 30, 2016, the expense ratio was 0.41% compared to 0.32% for the comparable twelve-month period ended April 30, 2015. The increases in the expense ratios were the direct result of costs incurred during the first six months of fiscal 2016 (April 30, 2016: $631,871; April 30, 2015: nil) to address issues related to the Class A Shareholders’ Proceedings. If not for these costs, the expense ratios would have been 0.08% for the three month period, 0.17% for the six month period and 0.32% for the twelve-month period ended April 30, 2016.

On February 24, 2016, the Company received approval from the TSX to commence a normal course issuer bid (“NCIB”) to repurchase and cancel up to 12.7 million of its Class A non-voting shares, representing approximately 5% of the total number of issued and outstanding shares at that time. Any NCIB purchases may be made over the course of a twelve month period and will be subject to the applicable TSX and NYSE rules and securities laws. The timing of purchases, and the actual number of Class A shares to be purchased, will be determined by the Corporation and will be subject to market conditions, share prices and regulatory requirements.

Central Fund of Canada Limited is a specialized investment holding company which passively invests primarily in long-term holdings of unencumbered allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At April 30, 2016, the Class A shares of Central Fund were backed over 98% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com       Website: www.centralfund.com       Telephone: 905-648-7878